Filed by Kirby Corporation pursuant to Rule 425 of the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: K-Sea Transportation Partners L.P.
Commission File No.: 1-31920
The following is a transcript of a presentation by senior executives of Kirby Corporation at a conference sponsored by J.P. Morgan on March 24, 2011.
Kirby Corporation
March 24, 2011
10:25 AM ET
Speakers:
Joseph H. Pyne
Chairman of the Board, President
and Chief Executive Officer,
Kirby Corporation
David W. Grzebinski
Executive Vice President
and Chief Financial Officer,
Kirby Corporation
Presentation:

Disclaimer:	The statements contained in this presentation with respect to the future are forward-looking statements. These statements reflect management’s reasonable judgment with respect to future events. Forward-looking statements involve risks and uncertainties. Actual results could differ materially from those anticipated as a result of various factors, including cyclical or other downturns in demand, significant pricing competition, unanticipated addition to industry capacity, changes in the Jones Act or in US maritime policy and practice, fuel cost, interest rates, weather conditions, and the timing and magnitude and the number of acquisitions made by Kirby. Forward-looking statements are based on currently available information, and Kirby assumes no obligation to update such statements. A list of additional risk factors can be found in Kirby’s annual report on Form 10-K for the year ended December 31, 2010, filed with the SEC.

Kirby reports its financial results in accordance with Generally Accepted Accounting Principles. However, Kirby believes that certain non-GAAP financial measures are useful in managing Kirby’s businesses and evaluating Kirby’s performance. This presentation contains two non-GAAP financial measures—adjusted net earnings and EBITDA. Please see the appendix for reconciliation of GAAP to non-GAAP financial measures.

The following is important information about the proposed merger transaction involving Kirby Corporation and K-Sea Transportation Partners L.P., as well as additional information. This communication does not constitute an offer to sell, or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval.

The proposed merger transaction involving Kirby Corporation and K-Sea Transportation Partners, L.P., will be submitted to the unit holders of K-Sea for their consideration. In connection with the proposed merger, Kirby will file with the Securities and Exchange

Commission a registration statement on Form S-4 that will include a proxy statement of K-Sea and a prospectus of Kirby.

The definitive proxy statement and prospectus will be mailed to the unit holders of K-Sea. INVESTORS AND SECURITY HOLDERS OF K-SEA ARE URGED TO READ THIS REGISTRATION STATEMENT AND THE PROXY STATEMENT, PROSPECTUS, AND OTHER MATERIALS REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KIRBY, K-SEA, AND THE PROPOSED MERGER.

Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus when they become available, and other documents filed with the SEC by Kirby and K-Sea through the SEC website at www.sec.gov. Free copies of the registration statement and proxy statement/prospectus, when available, and other documents filed with the SEC, can also be obtained from Kirby’s website at kirbycorp.com.

Kirby and its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Kirby’s directors and executive officers is available in its annual report on Form 10-K for the year ending December 31, 2010, which was filed with the SEC on February the 25th, 2011, and its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 18, 2011.

Other information regarding the participants and the process of solicitation and a description of their direct and indirect interests will be contained in the proxy statement, prospectus, and other relative materials to be filed with the SEC when they become available.

Nick Worthington:	Thanks, everyone, for joining us this morning. My name is Nick Worthington. I work in credit research here at JPMorgan, and I wanted to introduce Kirby, which is a shipping company, a little bit different than most of the dry bulk container companies out there. Obviously, it has a very different story. I wanted to start by introducing Joe Pyne, the CEO, and David Grzebinski, the CFO, who are both here to present this morning. And we look forward to hearing what you have to say.

Joe Pyne:	Good morning. Appreciate your joining us this morning. We’re going to talk about Kirby. Kirby’s in two businesses. We’re in the marine transportation business and the diesel engine business. About 82% of our revenue is in marine transportation and 18% in diesel engine services.

A little later in the presentation, I’m going to talk about some acquisitions that we’re making, and this mix is going to change a little bit. Marine transportation is going to be around 65% of our 2012 projected revenue, and diesel engine services moves up to about 35%. We have a market cap of around $3 billion, enterprise value of about $3.2 billion.

Kirby’s the largest inland tank barge operator in the United States. This is a business that size matters, so there are some economies of scale that we enjoy that smaller operators do not. I’m going to come back and drill down into that in a little bit.

Seventy-five percent of our marine transportation is under contract a year or longer. About 50% of that contract revenue is in time charters. Time charter’s where the shipper takes the tow on a daily basis, and a lot of the operating risk is attached to the shipper and not us.

With respect to our diesel engine business, it’s a national footprint. It is principally, the current business is principally a service company, and it is marine engine focused.

Kirby has been the consolidator in both its businesses. We’re the aggregation of 27 separate marine acquisitions and 15 diesel engine acquisitions. This looks at the acquisitions. The newest one on the list is K-Sea Transportation. I’ll come back and talk about K-Sea. That transaction is not closed.

The two other 2011 acquisitions—Kinder Morgan, which really was relatively small and just extended our fleeting footprint in the Houston Harbor, is closed; and Enterprise, which extended our bunkering operation, principally into Florida, is also closed.

These are the diesel engine acquisitions. And again, the acquisition of 2011, United Holdings, which I’ll come back and talk to, is not closed, but we expect that to close either in April or May.

Looking at revenue—and this excludes, of course, revenue that is going to be attached to the acquisitions—our revenue has grown on an annualized basis since 1988 at a little less than 15% a year. And earnings per share, a little less than 13% a year. That included, of course, 2009 and ‘10, where earnings dipped.

Drilling into the inland tank barge business, this is our highway system. It’s the Inland Waterway System of the United States, 12,000 miles of navigable waterways. It connects, really, the center of our country to itself and the Gulf Coast markets, but also to the export markets. No system like it in the world.

Now, in a minute you’ll see that Kirby is principally a chemical carrier. Almost 70% of our revenue comes from chemical-related products. Eighty percent of the US petrochemical capacity is located in two states; it’s Texas and Louisiana. Those plants are interconnected, really, through the Inland Waterway System. So about two-thirds of our fleet resides on the Gulf Coast, and about one-third of it is engaged up on the Mississippi River and its tributaries.

Just some facts about the barge business. We’re an inland tank barge operator. There’s a larger dry cargo sector, very difficult in our view to add a lot of value if you’re in the dry cargo business. It really competes on availability and price. On the liquid sector, on the other hand, because of what we carry, who we work for, and what it’s used for, we think that we can add value based on reliability, flexibility, safety, and squeeze maybe a little more value out of the proposition.

This is a protected business. We come under the Jones Act. Very little obsolescence here because of the dimensions of the waterway itself and the locks that these barges have to go through. So it’s not a business that you wake up and discover that somebody has created some new container that makes you obsolete.

A very important part of the US transportation system, and an environmentally friendly way of moving cargos around. It’s statistically probably the safest mode of transportation. It also has the lowest carbon footprint of any surface mode of transportation.

The supply of tank barges leveled out the last couple of years to around 3,100. The age of the tank barge fleet is mature. About one-third of it is 30 years or older. There’s going to be a lot of replacement that has to occur in this business, so we’re comforted that supply is not going to get out of hand going forward.

Looking at the cargos that we carry, I mentioned that almost 70% is in the petrochemical area. That’s followed by black oil, a little less than 20%; refined products, a little less than 10%; and then agricultural chemicals make up the rest. You can see the kind of product that makes up those markets listed on the right.

Size matters. Part of, we think, our competitive advantage is how we manage power. These are unmanned barges that are pushed by tow boats. We charter about one-third of our power, somewhere between 25% and 35%, depending on market levels. The chartered power allows us to downsize and reduce our costs rapidly in a downturn. It also allows us the flexibility of increasing power in an upturn. I think that part of our success, and you’ll see from David’s part of the presentation, of keeping margins where they currently are is our ability to control the power side of the costs in our business.

With respect to the size of our tank barge fleet, the more cargos that you control, the more back-haul opportunities you have, the more flexibility you have with respect to moving barges, just because of the number of barges you have, the likelihood of them being closer to the cargos that you move is higher.

And there’s less cleaning. Cleaning is an expensive part of the business. You have to position the barge, incur the time lost to cleaning, and then the cost of disposing the product that you’re removing from the barge. So if you have a number of barges that have the right cargo bottoms, which a larger fleet avails itself to, you can reduce that part of the cost to the business.

This looks at the competition. Kirby, of course, is the largest. Then it drops down to some medium-sized companies, and then off to the right, you have some relatively small companies. The shipper fleets are in red. They have tended to outsource their fleets over the last number of years. We, for example, bought Dow Chemical’s fleet. We bought Exxon’s fleet. We also bought Union Carbide’s fleet when it was available.

We think that this is a business that’s going to continue to consolidate. Kirby, as I mentioned earlier, is one of the consolidators—probably the principal consolidator—and we intend to continue to look for opportunities to consolidate here.

This looks at the demand drivers. Now, almost 70% of what we do is in the chemical area. Seventy percent of the chemicals used in this country go to consumer durable goods, 30% non-durables. This creates less volatility with respect to the volumes that we move. In a typical recession, you see chemical volumes decline 6% to 8% versus some of the other things that you can carry that see much more dramatic declines. That’s not to say that the chemical companies don’t become instantly unprofitable, but we’re a transporter, so volumes is what drives our business, not necessarily their profitability.

The other drivers are, in terms of the markets that we’re in, are listed to the right. I’m not going to go through them, but they’re there.

Because of what we carry and who we work for, safety does matter. We think that we have probably the best record in the industry, and we think that that is part of the value quotient that we offer to our customers.

Going through the diesel engine business, the markets that we service are marine, power generation, and rail. About 65% of this business is marine, a little over 25% power generation, and the balance is rail.

The type of engines that we service, medium-speed engines, high-speed engines. The high-speed engines are more household names than the medium-speed business. We also work on the gears and transmissions that are part of the propulsion chain.

I’m going to move on and talk about acquisitions. The first one is the Enterprise acquisition, which is the bunkering operation, principally in Florida. It came with 21 tank barges, 15 boats, a little over $53 million with respect to the purchase price. It is accretive to Kirby’s earnings. We estimate the revenue somewhere in the $30 million to $35 million range, and the accretion with respect to a full-year contribution, $0.05 to $0.07. And that acquisition, as I mentioned, is closed.

The second one is not closed. It’s United Holdings. This is a diesel engine acquisition, kind of an extension of our marine business to the land, onshore oil service business. United is a manufacturer, distributor and service provider of engine parts—21 locations, 13 states, really positioned to take advantage of the shale gas opportunity. It’s a $270 million acquisition. It does have an earn-out based on a cumulative EBITDA, 2011 to 2013.

But this is really an interesting market, because an enormous amount of horsepower has been added to the onshore oil and gas business as part of the fracking technology to fracture these shale deposits. The horsepower has literally doubled since 2007; we think it’s going to double again. We think that this is a great service opportunity for us. Part of this still manufactures these units, but we think that the real sweet spot is when they come in for service.

This is immediately accretive to our earnings. Estimate that the revenue in 2011, based on an April close, is somewhere between $285 million to $335 million, and that net earnings, again, for 2011, based on the April close, somewhere between $0.15 and $0.20.

The final acquisition I’m going to talk about is the newest. That’s K-Sea Transportation. K-Sea Transportation is a coastal tank barge operator. Again, an extension of the service that we offer our customers on the inland side of the business. The customers often are the same. The individual that, frankly, we talk to is often the same. This fleet consists of 58 tank barges, 3.8 million barrels of capacity. Fifty-four of them are double-hulled. Average age of about nine years.

The operating footprint is the most extensive in their business. They operate on all three coasts and also in Alaska and Hawaii. A $600 million acquisition. It does have a stock component. There are two classes of unit holders. There’s a preferred unit holder and a common unit holder. The preferred unit holders are required to take 50% of their units in Kirby stock and 50% in cash. The common unit holders have the choice of taking up to 50% in stock.

We think that this is a good time to enter this market. This is a business that has gone through some turmoil with over-capacity, principally caused by the replacement of single-hulled vessels and the timing of double hulls coming on. So you had excess capacity, the market collapsed, and the business declined. We’re now seeing improvements in volumes. We think that the supply-and-demand balance is improving. About 10% of the barges still in this business are single-hulled vessels. All single hulls need to be removed by the end of 2014. Most of them will actually come out, we think, a little earlier.

We’re seeing rates and utilization in this business to continue to move in the right direction. Anticipate closing this June or July, late second quarter or early third quarter.

Looking at what Kirby would look like, at the beginning I showed you Kirby’s revenue makeup, $1.1 billion, roughly 20% diesel engine services, 80% marine transportation. The run rate in 2012 would be somewhere in the $1.8 billion to $2 billion in revenue. Diesel engine services moves up a little bit, and marine transportation moves down. With respect to future opportunities, what I would expect is that the acquisitions that we make are going to be principally marine related, and that medium term, you would see the percent of revenue in the diesel engine business move down a little bit, and the percent of revenue in the marine transportation business move up.

I’ll briefly go through our 2011 outlook. Our first quarter guidance range is $0.56 to $0.61 per share versus $0.46 the same period the year before. We reconfirmed this guidance several weeks ago when we announced the K-Sea acquisition.

For the year, we actually moved guidance up based on these acquisitions. The guidance was $2.35 to $2.55, and we’ve moved it up to $2.55 to $2.80. And it includes the components that are listed below—$0.05 for the ship bunkering operation, $0.15 to $0.20 for United Holdings. And with respect to the K-Sea acquisition, because of when it closes and the fees that have to be now expensed this year, it’s going to be neutral this year. The expectation in 2012 is of low-single-digit to double-digit—excuse me, high-single-digit to low-double-digit accretion.

With respect to our range this year, the high end is really driven by the inland tank barge business. If we see rates improve earlier than the middle part of the year, we would think that that range would be closer to the high end of the range. If rates do not improve until the latter part of the year, then we’re going to be closer to the low end of the range. And we’re estimating the diesel engine business, really to be about flat, with little improvement in the Gulf of Mexico.

Now, there have been some positive announcements down there, where permits are beginning to be issued, so that’s encouraging. But I think it’s still too early to fully understand the implications of what the permits are going to do.

Just, I guess, some quick comments on the first quarter. We have experienced some, maybe a little worse-than-normal weather this year, with ice, high water, and storms on the Gulf of Mexico. But we still think that we’ll be within the range.

And quickly, with respect to our construction program, in 2010 we took delivery of 57 tank barges, three new tow boats. Our construction schedule this year is 40 barges, again, three boats. And our CapEx guidance for the year is $185 million to $195 million, $100 million of which is for new equipment, and $15 million of that number is for projects that we anticipate through the United acquisition.

Now I’m going to turn it over to David to go through the financial highlights.

David Grzebinski:	Thank you, Joe. I’ll run through some quick slides here on the financial condition of the company and talk to you about how we’re going to finance these acquisitions.

This is just a quick review on 2010 versus 2009. I’ll just point you to the revenue, or percent change on the right. Marine transportation revenues were up 4% year over year. That’s due to higher utilization and higher volumes than we expected and were incurred in ‘09. Part of that revenue increase was also related to fuel. Fuel prices were up 29% year over year, and fuel for us is a pass-through.

Contrast the operating income to the revenue increase for marine transportation, operating income was down 7%. And that’s really term contract pricing rolling through as the economic weakness and the lower volumes worked through. That’s largely behind us. I’ll talk about that on the next slide when we talk about margins.

In the diesel engine services side, you can see revenue was down 3%, operating income down 2%, roughly in line. And as Joe mentioned, that’s in large part related to the Gulf

Coast activity, or lack thereof, related to the oil spill. And we think that’s, hopefully, largely behind us now.

Now we’ll spend a few minutes on operating margins. This has both segments. The gold line, or the yellow line at the top, is the marine transportation segment margins. The red line’s the engine systems margin. A couple of key takeaways. On the marine side, the last economic downturn, which began in 2000, took a while to play out, kind of troughed for us in 2003, with margins around the 15% range. And then we peaked this last up cycle in 2009 at just under 24% margins.

And this economic downturn’s been rather sharp, but it’s been more V-like. It’s come down quickly and come back fairly strongly. We’re, in 2010, we’re at 21.1% margins. We feel like the term pricing rollover’s behind us now, and pricing is firming a little bit. Our utilization has been up. It’s in the 85% to 90% range towards the end of the year. And currently, in the first quarter, we’ve been running in the very low 90% range, and that’s in part due to weather, but some of it may be related to volumes. We’re going to have to see how that sorts out. But we’ve been very active.

So the point here is that if this is the trough of the economic cycle, this trough is higher than the last cycle’s trough. And that’s because we’ve taken a lot of costs out of the business and gotten more efficient in operating it.

Now, just to comment on the acquisitions, we will roll K-Sea into the marine transportation segment. K-Sea will have, it does have a little bit lower margins, so as you go forward, you’ll see this, all things being equal, the margins will come down a little bit as we blend that in and may come down once we have full-year in 2012, by about 1%. Now, again, that’s if all things are equal. But if we’re at the trough and we get some pricing, the inland marine side could pick up.

On the engine services margins, you see we ran in the mid-teens for a while. We’ve been running in the 10% to 10.5% range with the economic downturn and the oilfield service and offshore downturn. Our labor utilization’s come down a little, and we’re about 10.5%. That should come back up. We do believe that our operating margins should run in the mid-teen range, and we would expect to get back there as things pick up in the oil service sector.

Now, with the United acquisition, they do have a good portion in manufacturing and assembling frac spreads. Those run at a little lower margins, so when we blend that in, you could see our overall segment margins drop a little bit. But again, we think over the long run, as the service component on the frac side picks up, they will be normal Kirby-type margins.

I’ll spend a little bit talking about cash flow and our capital spending. This just gives you a feel for cash flow, a proxy for cash flow, EBITDA per share. We’ve been over $5.00 per share, and we certainly believe we’ll be above that in 2011.

Just to get straight to free cash flow, this is a chart that will show you that. If you look at the green bar, that’s our cash flow from operations. And then our capital spending are the gold bars or the yellow bars. I think the key takeaway here is that the green bar is always greater than the gold bar. We’re a consistent generator of free cash flow, which we, over the years, we’ve used to delever our balance sheet.

The last set of transformative transactions, if you will, were back in 1999, when we purchased Hollywood Marine. We took the leverage up to, actually at a point in time, about 60% debt to total cap, and we delevered rather quickly. You can see over time, there’s some blip-ups on this chart. Those relate to acquisitions.

We got to pretty much a low for us, below 15% debt to total cap, and with these transactions, we’ll take that back up. We should be in the range of 30% to 40% now. With these transactions, probably 38% at the peak. We’ll probably have $840 million in debt at the peak. But by year end, it should be down close in the $700 million range, $715 million.

We expect to use the cash flow to delever, and we could be back to almost a debt-free position in about three to four years, based on the cash flow generation of all the combined businesses.

Just a couple more comments on the debt. We are investment grade-rated. We think that’s important, because as you can tell, we do acquisitions, and we need to have some balance sheet flexibility to get funds to pay for the acquisitions when they’re available. And sometimes that happens counter-cyclically. We need to make investments counter-cyclically as well, when shipyard pricing’s cheap or steel price is cheap. So we like to have a pretty strong balance sheet.

We do have a revolver, which is currently undrawn, a $250 million revolving credit facility that’s expandable to $325 million. We will use some of that to pay for some of these transactions. We have some debt that’s been in place for a while. 2013 it comes due. It’s a $200 million private placement.

And then finally, we’re putting in place, to fund the acquisition, a $540 million underwritten bank term loan. It will be floating rate. It will allow us to prepay it very quickly. Rather than term something out in the bond market, we felt it was important to have the bank debt so we could prepay it and delever quickly. We’ll be putting that in place just prior to closing the transaction, as Joe mentioned, at the end of the second quarter, first part of the third quarter. That’s all I have. Thank you.

Joe Pyne:	Just some things to leave you with. Kirby’s had a consistent, long-term success record, consolidating the businesses that we’ve been in. Experienced management team. Average tenure for operating management is 25, probably 30 years, for the company. We run the business conservatively. The diesel engine business has a national footprint. The United acquisition’s going to add, I think, the onshore equivalent of our marine diesel business.

Strong financial discipline, strong free cash flow. And the acquisitions that we’ve made will all be accretive, and great opportunities for Kirby.

I think we have a little time for questions. Can we do that? Okay. Dan?

Unidentified Audience Member:	I know you’re not necessarily prepared to comment on earnings and that sort of thing formally, but as you think about the weather, can you put some color around how meaningful weather was, either in terms of days, year over year, something that—?

Joe Pyne:	Yes. This is, weather in the first quarter, can I put some color around it, quantify it? I think that a good way to describe it is the delay days in February this year were twice what they were last year. So February was a particularly difficult month. And as we go into March, we have some high water on the Mississippi River. What I don’t want to do is try to translate that into cents per share.

Unidentified Audience Member:	Thank you. I wondered if you could comment a bit on Kirby’s opportunity to take advantage of some of the global oil spread differentials, and what does that, if anything, mean for Kirby this year?

Joe Pyne:	Yes, Kirby’s opportunity to take care of transportation opportunities with respect to oil shale plays and maybe the Cushing issue, where you have a bifurcation of West Texas crude and Brent. With respect to Cushing, they haven’t figured out how to get it to water yet. If they get it to water, we certainly could carry it. Cushing is a little over 50 miles from the nearest river, and there’s no pipeline system that connects it, so they’re going to have to figure that out before it will get to water.

Now, there may be some opportunities to get it to water on the upper Mississippi River, which is a river that closes during the winter. But nobody has really approached us with that opportunity yet.

The opportunities that they have approached us with are some of the liquids that are coming out of the Eagle Ford shale play in south Texas. And we do think that we’re going to move some of that.

That’s an interesting problem down there, because the refineries that are closest to that resource are geared to handle a much heavier crude oil. So to get the best value for it, they need to transport it to Houston or to New Orleans/Baton Rouge.

Unidentified Audience Member:	If all of this were to come into place, could that move the needle?

Joe Pyne:	Yes, if it happened, would it move the needle? Certainly. It’s more capacity that’s being consumed. We think the industry utilization rates, frankly, are pretty high currently. So it wouldn’t take much to make it a very tight market.

Unidentified Audience Member:	Two questions. One, I just want to make sure that I heard this right. The marine operating margin, you’re expecting potentially about 100 basis points decline this year, to a trough in the marine operating margin? Is that right?

Joe Pyne:	It’s based on K-Sea having lower operating margins, given the fundamentals in that business, which we think will improve. But as you layer it in, it’s going to be slightly dilutive.

Unidentified Audience Member:	So the existing business, you feel like has basically troughed?

Joe Pyne:	Yes.

Unidentified Audience Member:	And everything, cycled through and back. And then the other question is, United, you talked about the frac spread, manufacturing, which is obviously in a very high-speed expansion right now. So can you talk about how you value that piece of the business? How big of United is it, and how do you gracefully go through the—?

Joe Pyne:	In 2011, it’s about 40% of the revenue. There’s an enormous demand for building this equipment, and we’re happy to do it. But what excites us about United is the service opportunity. You’ve doubled it since 2007. You’re going to double it again. And we don’t think that anybody has really carefully thought through how you’re going to maintain it. And the operating cycle is much more intense than the marine cycle. The overhaul cycle for an engine in a frac unit is more than twice what it would be in a marine propulsion unit, so we think it’s a great opportunity for us.

Unidentified Audience Member:	Maybe you could talk about low natural gas prices. Has that helped your petrochemical customers and helped yourself?

Joe Pyne:	Yes. The effect of low natural gas prices on the petrochemical business. It’s a real game-changer, because it took a business that was mature, not growing, competitive regionally but not really competitive globally, and made it competitive globally. The petrochemical business really enjoys a cost structure that’s equal, probably, to none. The Mideast does have abundant natural gas supplies, but they’ve got also abundant problems. What you’re seeing, I think, for the first time in 20 years, is actual talk of bringing multiple facilities back online and expansions in the business.

What does that mean to us? That’s just more volumes that we can carry. So we’re actually pretty bullish on it.

Nick Worthington:	We’re out of time.

Joe Pyne:	Okay. Well, thank you.